

06006501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8- 33866

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SNC Capital Management Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2908 Parkside Drive - Suite 100
(No. and Street)

Highland Park   **Illinois**   **60035**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chander Wadhwa   **(847) 681-8670**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates

(Name – if individual, state last, first, middle name)

2970 Maria Avenue - Suite 221   **Northbrook**   **Illinois**   **60062**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Chander Wadhwa__ swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of __SNC Capital Management Corp.__ , as of __December 31__ ,20 __05__ are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
_____
Title

_____
Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
YVONNE H DECKER
COMMISSION EXPIRES 12/09/08

This report** contains (check all applicable boxes):

X	(a)	Facing page.	
X	(b)	Statement of Financial Condition.	
X	(c)	Statement of Income(Lose).	
X	(d)	Statement of Changes in Financial Condition.	
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.	
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.	
X	(g)	Computation of Net Capital.	
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.	
(2)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.	
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.	
(1)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.	
X	(l)	An Oath or Affirmation.	
(1)	(m)	A copy of the SIPC Supplemental Report.	
(1)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1)   Not Applicable

(2)   Exempt

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Philip M. Robbins & Associates

Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

March 21, 2006

To The Sole Shareholder
SNC Capital Management Corp.
2908 Parkside Drive
Highland Park, Illinois 60035

We have audited the accompanying statement of financial condition of SNC Capital Management Corp. as of December 31, 2005 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corp.as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

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SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:

Cash in Bank	$ 28,485	
Cash in Money Market Account	1,765	
Cash in Brokerage Clearing Account	5,490	
Commissions Receivable	17,493	
TOTAL CURRENT ASSETS		53,233

PROPERTY AND EQUIPMENT (Note 1):

Office Furniture and Equipment	$ 1,904	
Less: Accumulated Depreciation	(1,904)	
Total Equipment - Net		- 0 -

OTHER ASSETS:

Investment in Nonmarketable Securities - At Cost	$ 3,300	
TOTAL OTHER ASSETS		3,300
TOTAL ASSETS		$ 56,533

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	$ - 0 -	
TOTAL CURRENT LIABILTIES		- 0 -

STOCKHOLDER'S EQUITY

Common Stock, $1.00 Par Value, 100 Shares Authorized and 100 Shares Issued and Outstanding, at Par value	$ 100	
Retained Earnings	56,433	
TOTAL STOCKHOLDER'S EQUITY		56,533
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 56,533

The accompanying notes are an integral part of this statement

Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:

Commissions	$	114,471			
Less: Returned Commissions		-0-	$	114,471	
Interest Income				176	
Total Revenue					$ 114,647

Expenses:

Automobile expenses	$	0
Bank charges		10
Commissions		66,000
Donations		50
Dues and regulatory fees		4,538
Entertainment and meals		1,412
Franchise taxes, licenses, etc.		280
Insurance		2,269
Legal and accounting fees		1,500
Office expenses		115
Rent		6,000
Telephone		1,707
Trackdata quote terminal rental		840
Utilities		2,702

Total Expenses	87,423
Income Before Income Taxes	27,224
Illiniois Replacement Taxe:	X 162
Income After Taxes	27,062
Net Income	$ 27,062

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Retained Earnings		Additional Paid-In Capital		Total
Balance - Beginning	$	100	$	27,548	$	12,006	$	29,471
Additional Paid-In Capital					–	-0-	0
Net Income\(Loss)		-0-		27,062		-0-	27,062
Less - Distributions				0			0
Balance - Ending	$	100	$	54,610	$	12,006	$	56,533

The accompanying notes are an integral part of this statement

Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net Income\(Loss)	$	27,062
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Depreciation		0
(Increase)/Decrease in Commissions Receivable		(8,027)
(Increase)/Decrease in Whole Dollar Rounding		1
(Decrease)/Increase in Accounts Payable		0
		19,036
Cash Flows From Financing Activities:		
Purchases of Property and Equipment		0
(Decrease)/Increase in Additional Paid-In Capital		0
Distributions Paid		0
		0
Net Cash Provided/(Utilized) By Operating		
Activities and Net Increase\(Decrease)		
in Cash		46,098
Cash at Beginning of Year		16,704
Cash At End of Year	$	35,740

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

(1) Nature of Business

SNC Capital Management Corp., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies, which is referred to as an "Application Way Basis". No cash is collected by the "Company", nor does it hold any securities for customers. All cash transactions are handled directly between the customer and the registered investment companies. Because this is the nature of the "Company's" operations, it is exempt from Rule 15c3-3 and its minimum net capital requirements are $5,000.

(2) Summary of Significant Accounting Policies

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date.

Money Market Fund Investment

The Money Market Fund investments are carried at market value.

(3) Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

SNC CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Net capital changes from day-to-day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $53,088 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(4) Income Taxes

The company and its sole shareholder have elected to be an S Corporation for federal tax purposes. Accordingly, no provision for federal income taxes has been provided in the accompanying financial statements.

(5) Property and Equipment

Capital additions, improvements, and major renewals are stated at cost, while expenditures for maintenance and repairs which do not extend the useful lives of the assets are charged to expense as incurred.

Depreciation is provided for using Modified Accelerated Cost Recovery System and are applied consistently for both income tax and financial reporting purposes. Current year additions were fully expensed per the Section 179 Expense Deduction.

SNC CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2005

SUPPLEMENTARY SCHEDULES

SNC CAPITAL MANAGEMENT CORP.
FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

.	Total ownership equity from Statement of Financial Condition		$ 56,533
.	Deduct ownership equity not allowable for Net Capital		
.	Total ownership equity qualified for Net Capital		56,533
.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
.	Total capital and allowable subordinated liabilities		$ 56,533
.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$ 3,300	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital changes		
	D. Other deductions and/or charges		(3,300)
7.	Other (additions) or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$ 53,233
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities -- Money Market Investments --	145	
	D. Undue Concentration		
	E. Other (List)		(145)
10.	Net Capital		$ 53,088

See Auditor's Report

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

1.	Minimum net capital required(6-2/3% of line 19)	$ 0
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000
3.	Net capital requirement(greater of line 10 or 12)	5,000
4.	Excess net capital (line 10 less 13)	48,088
5.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 53,088

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ -0-
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List)		0
19.	Total aggregate indebtedness		$ 0
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0.00%

See Auditor's Report

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
WITH THE CORRESPONDING UNAUDITED COMPUTATION
FOR THE YEAR ENDED DECEMBER 31, 2005

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	53,086
Net capital as per computation herein		53,088
Difference in Net Capital	$	-- 2 -

See Auditor's Report

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Philip M. Robbins & Associates

Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
FOR THE YEAR ENDED DECEMBER 31, 2005

EXEMPTIVE PROVISION UNDER RULE 15c3-3

. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which exemption is based (check one only)

A. (k) (1) --- $2,500 capital category as per Rule 15c3-1 _____

B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of
customers" maintained   X

C. (k) (2)(B) --- All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm   **MAN SECURITIES, INC.**   X

D. (k) (3) --- Exempted by order of the Commission _____

See Auditor's Report

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Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005 and
    December 31, 2005 $ -0-

See Auditor's Report

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PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

March 21, 2006

To the Sole Director
SNC Capital Management Corp.

We have examined the financial statements of SNC Capital Management Corp., (the Company) for the year ended December 31, 2005 and have issued our report thereon dated March 21, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as require by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

As part of the study and evaluation required by Rule 12a-5, we review the description of the procedures required to be maintained by SNC Capital Management Corp. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

SNC Capital Management Corp.

The management of SNC Capital Management Corp. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. the objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of SNC Capital Management Corp. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended December 31, 2005, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant

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